UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SCHOLASTIC CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

807066105

(CUSIP Number)

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

Att: Thomas J. Rice

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Estate of M. Richard Robinson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,937,775[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,937,775[1,2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,937,775[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.43%1,2
14	TYPE OF REPORTING PERSON OO

1

Preliminary Letters Testamentary appointing Ms. Iole Lucchese as an executor of the Estate of M. Richard Robinson, Jr. (the “Estate”) were issued by the Surrogate’s Court of the State of New York for New York County on July 1, 2021, notification of which issuance was received by Ms. Lucchese on July 6, 2021. The shares held directly by the Estate reflected herein are also included in the shares Ms. Lucchese beneficially owns as reported on this Schedule 13D.

2

Based upon a total of 32,718,240 shares of Common Stock outstanding on June 30, 2021, as provided by Issuer, plus 890,904 Scholastic Corporation shares of Class A (“Class A Shares”) outstanding that are immediately convertible into Common Shares, plus options to purchase 1,220,690 Common Shares held by the Estate, plus 3,381 vested management stock purchase plan restricted stock units held in the Estate.

CUSIP No. 807066105	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Iole Lucchese [1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,075,727[1,2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,075,727 [1,2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,727[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[1,2]
14	TYPE OF REPORTING PERSON IN

1

Preliminary Letters Testamentary appointing Ms. Iole Lucchese as an executor of the Estate of M. Richard Robinson, Jr. (the “Estate”) were issued by the Surrogate’s Court of the State of New York for New York County on July 1, 2021, notification of which issuance was received by Ms. Lucchese on July 6, 2021. The shares held directly by the Estate reflected herein are also included in the shares Ms. Lucchese beneficially owns as reported on this Schedule 13D.

2

Based upon a total of 32,718,240 shares of Common Stock outstanding on June 30, 2021, as provided by Issuer, plus 890,904 Scholastic Corporation shares of Class A (“Class A Shares”) outstanding that are immediately convertible into Common Shares, plus options to purchase 1,220,690 Common Shares held by the Estate, plus 3,381 vested management stock purchase plan restricted stock units held in the Estate, plus options to purchase 106,719 shares of Common Stock held by Ms. Lucchese individually.

CUSIP No. 807066105	SCHEDULE 13D	Page 4 of 11

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Common Shares”), of Scholastic Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 557 Broadway, New York, NY 10012. The Issuer’s Common Shares are traded on the Nasdaq Stock Exchange under the stock symbol “SCHL”.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by (i) the Estate of M. Richard Robinson, Jr. (the “Estate”) and (ii) Iole Lucchese (together, the “Reporting Persons”).

The address for Ms. Lucchese is c/o Scholastic Corporation, 557 Broadway, New York, NY 10012. The address for the Estate is c/o Scholastic Corporation, 557 Broadway, New York, NY 10012, Attn: Andrew S. Hedden.

Ms. Lucchese is presently Executive Vice President and Chief Strategy Officer of the Issuer and President of Scholastic Entertainment Inc. She has been employed by the Issuer in various senior management capacities for in excess of five (5) years.

Neither of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Estate is being administered under the laws of the State of New York. Ms. Lucchese is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction

The Reporting Persons are filing this statement on Schedule 13D to report their acquisition, through operation of law, of beneficial ownership of more than 5% of the outstanding shares of Common Stock (“Common Shares”) of the Issuer, following the passing of M. Richard Robinson, Jr., the former Chairman, President and Chief Executive Officer of the Issuer, and the appointment of Ms. Lucchese as an executor of his Estate.

Other than as described in this Item 4, or otherwise in this Statement, Ms. Lucchese (individually and in her capacity as an executor of the Estate) currently has no plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. In the foregoing capacities, Ms. Lucchese reserves the right, in light of her future evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change her plans and intentions at any time, as she deems appropriate.

CUSIP No. 807066105	SCHEDULE 13D	Page 5 of 11

As a senior executive officer of the Issuer, Ms. Lucchese participates in deliberations of the Issuer’s senior management in the normal course of the Issuer’s business that could involve any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 from time to time, and, in keeping with her fiduciary duty as an officer, may make proposals or recommendations to the Issuer’s board of directors that could involve such matters from time to time.

In addition, as a member of the Issuer’s senior management, Ms. Lucchese participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to Ms. Lucchese), in the ordinary course of business, generally on an annual basis.

Item 5.	Interest in Securities of the Issuer.

(a) Incorporated herein by reference is the information from Items 11 and 13 of the cover page of the applicable Reporting Person. The beneficial ownership of both of the Reporting Persons together is 3,075,727 shares of Common Stock, or 8.8% of the shares of Common Stock issued and outstanding, assuming the conversion of all of the Class A Shares held in the Estate and the exercise by the Estate and Ms. Lucchese of all currently exercisable options to acquire Common Shares.

(b) The Estate directly owns an aggregate of 2,937,775 of the Issuer’s Common Shares (approximately 8.43% of the total), a total that includes: (i) 890,904 Class A Shares that are immediately convertible to Common Shares on a one for one basis, (ii) immediately exercisable options over 1,220,690 Common Shares, and (iii) 3,361 vested management stock purchase plan restricted stock units.

Ms. Lucchese beneficially owns an aggregate of 3,075,727 of the Issuer’s Common Shares (approximately 8.8 % of the total), a total that includes: (i) 890,904 Class A Shares in the Estate that are immediately convertible to Common Shares on a one for one basis, (ii) immediately exercisable options over 1,220,690 Common Shares in the Estate, (iii) 3,361 vested management stock purchase plan restricted stock units in the Estate, (iv) 31,233 Common Shares held directly by Ms. Lucchese and (v) immediately exercisable options over 106,719 Common Shares held directly by Ms. Lucchese. Ms. Lucchese has sole voting control and dispositive power over all of the foregoing Common Shares and Common Share equivalents.

The Issuer’s charter provides that, except as otherwise provided by Delaware law, the voting rights of the Common Shares are limited to the election of 1/5 of the members of the Issuer’s board of directors. The holders of the Class A Shares have all other voting rights, including the right to elect all remaining members of the Issuer’s board of directors. The 890,904 Class A Shares held in the Estate over which Ms. Lucchese has sole voting and dispositive power constitute a majority of the Class A Shares outstanding. Consequently, Ms. Lucchese has the power to elect all of members of the Issuer’s board of directors other than the 1/5 of the Board membership that is reserved for election by the holders of the Common Shares.

CUSIP No. 807066105	SCHEDULE 13D	Page 6 of 11

(c) Other than the acquisition by operation of law described elsewhere in this Statement, there have been no transactions in shares of Common Stock by the Reporting Persons within 60 days of the filing date of this Schedule 13D.

(d) Except for the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an agreement dated July 23, 1990 between the Maurice R. Robinson Trust and M. Richard Robinson, Jr. (the “Buy Sell Agreement”), the Maurice R. Robinson Trust has agreed that if it receives an offer from any person to purchase any or all of the shares of Class A Stock owned by the Maurice R. Robinson Trust and it desires to accept such offer, Richard Robinson, including his executors, heirs and personal representatives as the case may be, (“Robinson”) will have the right of first refusal to purchase all, but not less than all, of the shares of Class A Stock that such person has offered to purchase for the same price and on the same terms and conditions offered by such person. In the event Robinson does not elect to exercise such option, the Maurice R. Robinson Trust shall be free to sell such shares of Class A Stock in accordance with the offer it has received. In addition, if Robinson receives an offer from any person to purchase any or all of his shares of Class A Stock and the result of that sale would be to transfer to any person other than Robinson or his heirs voting power sufficient to enable such other person to elect the majority of the Board, either alone or in concert with any person other than Robinson, his heirs or the Maurice R. Robinson Trust (a “Control Offer”), and Robinson desires to accept the Control Offer, the Maurice R. Robinson Trust will have the option to sell any or all of its shares of Class A Stock to the person making the Control Offer at the price and on the terms and conditions set forth in the Control Offer. If the Maurice R. Robinson Trust does not exercise its option, Robinson will be free to accept the Control Offer and to sell Robinson’s shares of Class A Stock in accordance with the terms of the Control Offer. If the Maurice R. Robinson Trust exercises its option, Robinson cannot accept the Control Offer unless the person making the Control Offer purchases the shares of Class A Stock that the Maurice R. Robinson Trust has elected to sell.

Item 7.	Material to be Filed as Exhibits.

The document filed as an exhibit in the Schedule 13D is hereby incorporated by reference herein.

Exhibit No.	Description

1.	Agreement dated the 23rd of July, 1990 between the Trust under the Will of Maurice R. Robinson, by its Trustees and M. Richard Robinson, Jr.

CUSIP No. 807066105	SCHEDULE 13D	Page 7 of 11

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2021

/s/ Iole Lucchese	/s/ Iole Lucchese
ESTATE OF M. RICHARD ROBINSON, JR.	IOLE LUCCHESE
Name: Iole Lucchese
Title: Executor

[Signature page to Schedule 13D]